EXHIBIT 99.2

Other Recent Developments

Unaudited financial information for the third quarter and nine months ended September 30, 2016

On October 25, 2016, Orange published financial information for the three-month and nine-month periods ended September 30, 2016, which showed an accelerated growth in third quarter revenue driven by very high-speed broadband and convergence.

•  The Group achieved solid commercial performance in the third quarter of 2016, driven by very high-speed broadband and convergence, with 845,000 mobile contracts1 additions and 348,000 additional fibre customers. There were 25.5 million 4G customers in Europe at September 30, 2016 (1.7x increase in one year) and 9.8 million customers of convergent offers at that date (+11% year on year).

In France, mobile contract1 net additions remained at a high level (+187,000 in the third quarter), confirming the attractiveness of Orange's segmented offers. Fixed broadband was also very buoyant, with 134,000 net additions in the third quarter, led by fibre (+126,000) with 1.308 million customers at September 30, 2016.

In Spain, fixed broadband growth continued to be very strong with 194,000 net fibre additions in the third quarter and 1.411 million fibre customers at September 30, 2016. Mobile contracts1 climbed steadily, with 94,000 net additions in the third quarter, a stronger performance than in the third quarter of 2015.

In Poland, the commercial performance was very satisfactory with 309,000 net mobile contract additions (the highest level in several years), after three quarters of already strong growth. In Belgium, the mobile contract1 customer base rose for the sixth consecutive quarter.

In Africa and the Middle East, the mobile customer base at September 30, 2016 was 113.5 million customers and included Tigo in the Democratic Republic of the Congo (3.4 million customers) and Cellcom in Liberia (1.5 million customers), both of which were consolidated in the third quarter. The trend in net additions improved significantly, with 103,000 net customer additions in the third quarter after a decrease of 1.4 million customers in the second quarter on a comparable basis. Orange Money had 20 million customers at September 30, 2016 (+30% year on year).

•  Revenues reached 10.323 billion euros in the third quarter of 2016, up 0.4% on a historical basis and 0.8% on a comparable basis, after rising 2.7% on a historical basis and 0.3% on a comparable basis in the first half. At September 30, 2016, revenues had increased 1.9% on a historical basis and 0.5% on a comparable basis. The improving trend was confirmed despite the impact of the decline of national roaming in France and of roaming price reductions in Europe.

Growth accelerated in Spain, rising 7.8% on a comparable basis in the third quarter after an increase of 6.2% in the second quarter, with revenues on a historical basis growing 5.9%. Growth resumed in the Belgium and Luxembourg segment (+1.7%), and the trend improved in the Enterprise segment (+0,6% on a historical basis and +0.7% on a comparable basis). France posted a modest decline of 0.5% on a historical basis and 0.6% on a comparable basis in the third quarter, while revenues rose 5.1% on a historical basis and 2.5% on a comparable basis in Africa and the Middle East in the third quarter following growth of 2.3% on a comparable basis in the second quarter.

• CAPEX (i.e. investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases, see below for further information and a reconciliation of this non-IFRS financial measure) for the first nine months of the year (4.733 billion euros at September 30, 2016) increased 11.8% on a historical basis and 5.3% on a comparable basis and the ratio of CAPEX to revenues was 15.6% (+1.4 percentage points on a historical basis and +0.7 percentage points on a comparable basis compared with September 30, 2015). Investments in very high-speed fixed and mobile broadband (fibre, 4G and 4G+) continued their steady climb, in line with the goals of the Essentiels2020 strategic plan. Investments also increased in the datacentres, in customer equipment (new Livebox in France) and in the new Smart Store concept stores.

1 Excluding machine-to-machine.

Key figures

·   Data for the nine months ended September 30

	2016	2015	2015	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	30,401	30,258	29,841	0.5%	1.9%
Of which:
France	14,144	14,289	14,279	(1.0)%	(0.9)%
Europe	7,798	7,666	7,345	1.7%	6.2%
Spain	3,706	3,520	3,064	5.3%	21.0%
Poland	1,963	2,042	2,145	(3.9)%	(8.5)%
Belgium & Luxembourg	920	913	913	0.8%	0.8%
Central European countries	1,215	1,194	1,227	1.7%	(1.0)%
Intra-Europe eliminations	(6)	(2)	(3)	-	-
Africa & Middle East	3,887	3,772	3,587	3.0%	8.4%
Enterprise	4,756	4,707	4,748	1.0%	0.2%
International Carriers & Shared Services	1,360	1,386	1,442	(1.8)%	(5.7)%
Intra-Group eliminations	(1,544)	(1,562)	(1,561)	-	-
CAPEX (excluding licences)	4,733	4,496	4,235	5.3%	11.8%
As % of revenues	15.6%	14.9%	14.2%	0.7 pt.	1.4 pt.
Telecommunications licenses	1,054		243		+333.6%
Finance leases	84		31		+170,4%
Acquisitions of property, plant and equipment and intangible assets	5,871		4,509		+30,2%

·   Quarterly data

	3rd quarter	3rd quarter	3rd quarter	change comparable	change historical
	2016	2015	2015	basis	basis
In millions of euros		comparable basis	historical basis

Revenues	10,323	10,240	10,284	0.8%	0.4%
Of which:
France	4,768	4,797	4,794	(0.6)%	(0.5)%
Europe	2,670	2,597	2,652	2.8%	0.7%
Spain	1,288	1,194	1,216	7.8%	5.9%
Poland	657	684	709	(3.9)%	(7.4)%
Belgium & Luxembourg	311	306	306	1.7%	1.7%
Central European countries	417	414	421	0.8%	(1.1)%
Intra-Europe eliminations	(3)	(1)	(1)	-	-
Africa & Middle East	1,371	1,338	1,304	2.5%	5.1%
Enterprise	1,567	1,556	1,577	0.7%	(0.6)%
International Carriers & Shared Services	456	479	486	(4.7)%	(6.1)%
Intra-Group eliminations	(510)	(527)	(528)	-	-
CAPEX (excluding licenses)	1,566	1,559	1,563	0.5%	0.2%
As % of revenues	15.2%	15.2%	15.2%	(0.1)pt.	(0.0)pt.
Telecommunications licenses	78		9		+780.8%
Finance leases	39		11		+263.7%
Acquisitions of property, plant and equipment and intangible assets	1,682		1,583		+6.3%

Comments on key Group figures

Data on a comparable basis and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them and considers them useful for investors, see “Third Quarter Glossary” below. Investors should be aware that these indicators cannot be compared with similarly titled indicators used by other companies, and they should not be considered as a substitute for the IFRS indicator as set forth in the tables included elsewhere in this document.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

Revenues

Orange Group’s revenues for the first nine months of the year were 30.401 billion euros. The increase of 0.4% on a historical basis and 0.8% on a comparable basis in the third quarter of 2016 (after rising 2.7% on a historical basis and 0.3% on a comparable basis in the first half of 2016) confirmed the improving trend despite the impact of decreased national roaming in France and roaming price reductions in Europe.

The Group’s revenues grew 1.9% on a historical basis and 0.5% on a comparable basis in the first nine months of the year. The growth on an historical basis included:

- the impact of changes in consolidation scope (+2.3 percentage points), in particular with the acquisition of Jazztel and the full consolidation of Méditel from July 1, 2015; the acquisition of Cellcom in Liberia and Tigo in the Democratic Republic of the Congo, which were fully consolidated at September 30, 2016 retroactively to the date of acquisition (6 months and 5 months of operations respectively); the sale of 80% of Dailymotion on June 30, 2015 (+10% on July 30); and the sale of Orange Armenia on September 3, 2015;

- the impact of variations in foreign exchange (-0.9 percentage points), in particular the drop in the Polish zloty and the Egyptian pound.

Fixed broadband services rose 5.1% at September 30, 2016, led by fibre and TV content in France and Spain, while mobile services rose 0.4%.

The revenue trends in the third quarter of 2016 were as follows by region (on a comparable basis unless otherwise noted):

In France, the growth of fixed broadband services remained strong (+5.8% in the third quarter), led by fibre and TV content. Mobile services declined 3.8%, marked in particular by the downturn in national roaming and roaming price reductions in Europe.

In Europe, revenues rose 0.7% on a historical basis and 2.8% on a comparable basis in the third quarter, led by revenue growth in Spain:

- in Spain, revenue growth accelerated (+7.8% after rising 6.2% in the second quarter, with revenues on a historical basis growing 5.9%), led by mobile services and mobile equipment sales, while the growth of fixed broadband continued to be strong (+7.8%) with the success of fibre;

- in Poland, revenues were down 8.5% on a historical basis and 3.9% on a comparable basis in the third quarter, continuing the trend of the previous two quarters. In particular, the decline of mobile services (-6.8% on a historical basis and -3.1% on a comparable basis) reflected the development of SIM-only offers and of convergence;

- Belgium & Luxembourg: revenue growth resumed in the third quarter (+1.7%), principally with the rebound of mobile equipment sales;

- the Central European Countries rose 0.8% on a comparable basis (down 1.1% on a historical basis) in the third quarter: on a comparable basis growth in Romania (+3.3%) was partly offset by a decline in Slovakia (-2.7%) and in Moldova (-3.7%).

Africa and the Middle East grew 5.1% on a historical basis and 2.5% on a comparable basis after an increase of 2.3% in the second quarter, led by Egypt, Guinea, Côte d’Ivoire and Mali.

Enterprise segment: IT and integration services rose 4.1% in the quarter, led by security and the Cloud services, while connectivity (voice and data services) was relatively stable.

Customer base growth

In France, mobile contracts (25.8 million customers at September 30, 2016) climbed 8.7% and represented 87.3% of the mobile customer base at that date (+3.3 percentage points year on year). In Europe, mobile contracts (32.9 million customers) were up 6.6% year on year and represented 63.9% of the mobile customer base (+2.5 percentage points in one year). The increase in contracts in the Europe zone principally related to Poland and Spain.

Africa and the Middle East had 113.5 million mobile customers at September 30, 2016, including Tigo in the Democratic Republic of the Congo (3.4 million customers) and Cellcom in Liberia (1.5 million customers), which were consolidated in the third quarter. The trend in net additions improved significantly with the addition of 103,000 customers in the third quarter, after a decrease of 1.4 million customers in the second quarter (on a comparable basis), which had been impacted in particular by customer identity verification processes coming into force in most countries. On a comparable basis, the mobile customer base of the Africa and the Middle East segment declined 1.9% year on year.

The Group had a total of 194.5 million mobile services customers at September 30, 2016, an increase of 0.2% year on year (+294,000 million additional customers) on a comparable basis.

There were 18.1 million fixed broadband customers at September 30, 2016, an increase of 3.3% year on year on a comparable basis, with 582,000 additional customers, including 443,000 in France and 197,000 in Spain. Fixed broadband subscribers included 2.898 million fibre subscribers at September 30, 2016, with 1.411 million in Spain and 1.308 million in France.

Meanwhile, there were 8.2 million TV customers at September 30, 2016, compared with 7.7 million at September 30, 2015 on a comparable basis, a year-on-year increase of 7.1%.

CAPEX

Acquisitions of property, plant and equipment and intangible assets totalled 5.871 billion euros in the first nine months of 2016 including acquisitions of telecommunication licenses for 1.054 billion euros and investments financed by capital leases for 84 million euros (see “Exhibit 99.1 - Operating and Financial Review for the Six months ended June 30, 2016 and 2015 - 2.5 Financial aggregates not defined by IFRS” and “Third Quarter Glossary” for a discussion of this non-IFRS financial measure). CAPEX reached 4.733 billion euros in the first nine months of 2016, up 5.3% in relation to the first nine months of 2015, on a comparable basis. The ratio of CAPEX to revenues was 15.6%, an increase of 0.7 percentage points compared to September 30, 2015.

Investments in fibre rose strongly (+14.6% compared with the first nine months of 2015) and mainly related to France and Spain. There were 6.3 million households with connectivity in France at September 30, 2016, 9.0 million in Spain, and 1.2 million in Poland.

Investments in very high-speed mobile services increased 14.4% compared to the first nine months of 2015. At September 30, 2016, 84% of the population in France had 4G coverage, 89% in Spain, 97% in Poland, 99.5% in Belgium, 74% in Romania, 77% in Slovakia and 96% in Moldova. In Africa and the Middle East, 4G was commercially launched in 10 countries: Botswana, Cameroon, Côte d’Ivoire, Guinea-Bissau, Jordan, Liberia, Morocco, Mauritius, Senegal and Tunisia. At the sale time, 4G+ deployment continued in France and in the other European countries.

There was also an increase in investments in customer equipment, with Orange’s new Livebox marketed since May 19, and information systems (datacentres in France, integration of Jazztel in Spain, and customer relations in Africa and the Middle East).

The modernisation of stores continued in France, mainly with the opening of 14 new Smart Stores in the third quarter of 2016, bringing the total in France to 37.

Changes in asset portfolio

The four companies recently acquired in Africa have gradually been consolidated in the Group’s financial statements. Cellcom in Liberia and Tigo in the Democratic Republic of the Congo were fully consolidated at September 30, 2016. The two subsidiaries acquired from the Bharti Airtel group in Burkina Faso and Sierra Leone will be consolidated in the fourth quarter.

Orange announced on July 20, 2016 that, through its entity Orange Business Services, it had acquired Log’in Consultants, a business dedicated to integration services for workstation virtualisation.

In early October, the French and European regulatory and prudential authorities authorised Orange to acquire 65% of the capital of Groupama Banque, which will be renamed Orange Bank in January 2017. The Orange Bank offering will be available in France in the first half of 2017.

On October 18, 2016, Orange acquired 100% of the capital of Sun Communications, the leading supplier of paid television in Moldova, which will enable Orange to market broadband convergent offers in the country.

Revenues by operating segment

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

Nine months ended September 30
France	14,144	14,289	14,279	(1.0)%	(0.9)%
Mobile services	5,424	5,638	5,638	(3.8)%	(3.8)%
Mobile equipment sales	520	486	486	6.9%	6.9%
Fixed services	7,773	7,734	7,734	0.5%	0.5%
Fixed services retail	4,771	4,808	4,808	(0.8)%	(0.8)%
Fixed wholesale	3,002	2,927	2,927	2.6%	2.6%
Other revenues	427	430	421	-	-
Europe	7,798	7,666	7,345	1.7%	6.2%
Mobile services	4,640	4,504	4,542	3.0%	2.2%
Mobile equipment sales	695	644	643	7.9%	8.1%
Fixed services	2,341	2,359	1,999	(0.8)%	17.1%
Other revenues	122	160	161	-	-
Of which:
Spain	3,706	3,520	3,064	5.3%	21.0%
Mobile services	1,959	1,818	1,776	7.8%	10.3%
Mobile equipment sales	366	374	366	(2.2)%	(0.0)%
Fixed services	1,380	1,316	914	4.9%	51.1%
Other revenues	1	11	7	-	-
Poland	1,963	2,042	2,145	(3.9)%	(8.5)%
Mobile services	922	944	994	(2.3)%	(7.2)%
Mobile equipment sales	166	105	110	57.7%	50.4%
Fixed services	808	886	929	(8.8)%	(13.0)%
Other revenues	67	107	112	-	-
Belgium & Luxembourg	920	913	913	0.8%	0.8%
Mobile services	762	753	753	1.2%	1.2%
Mobile equipment sales	84	88	88	(5.3)%	(5.3)%
Fixed services	54	61	61	(12.2)%	(12.2)%
Other revenues	21	11	11	-	-
Central European countries	1,215	1,194	1,227	1.7%	(1.0)%
Mobile services	1,002	991	1,021	1.1%	(1.9)%
Mobile equipment sales	80	76	78	4.6%	2.0%
Fixed services	100	96	97	3.2%	3.1%
Other revenues	34	31	31	-	-
Intra-Europe eliminations	(6)	(2)	(3)	-	-
Africa & Middle East	3,887	3,772	3,587	3.0%	8.4%
Mobile services	3,190	3,068	2,888	4.0%	10.5%
Mobile equipment sales	56	58	55	(2.9)%	3.2%
Fixed services	572	577	573	(0.8)%	(0.2)%
Other revenues	68	69	71	-	-
Enterprise	4,756	4,707	4,748	1.0%	0.2%
Voice services	1,128	1,148	1,151	(1.8)%	(2.0)%
Data services	2,133	2,129	2,208	0.2%	(3.4)%
IT and integration services	1,495	1,431	1,389	4.5%	7.7%
International Carriers & Shared Services	1,360	1,386	1,442	(1.8)%	(5.7)%
International Carriers	1,143	1,175	1,175	(2.7)%	(2.7)%
Shared Services	217	211	268	3.0%	(18.8)%
Intra-Group eliminations	(1,544)	(1,562)	(1,561)	-	-
Group total	30,401	30,258	29,841	0.5%	1.9%

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

3rd quarter
France	4,768	4,797	4,794	(0.6)%	(0.5)%
Mobile services	1,834	1,906	1,906	(3.8)%	(3.8)%
Mobile equipment sales	194	174	174	11.4%	11.4%
Fixed services	2,590	2,572	2,572	0.7%	0.7%
Fixed services retail	1,593	1,595	1,595	(0.1)%	(0.1)%
Fixed wholesale	997	977	977	2.1%	2.1%
Other revenues	150	145	142	-	-
Europe	2,670	2,597	2,652	2.8%	0.7%
Mobile services	1,602	1,550	1,568	3.3%	2.2%
Mobile equipment sales	242	208	222	16.7%	8.9%
Fixed services	781	789	805	(0.9)%	(2.9)%
Other revenues	45	50	57	-	-
Of which:
Spain	1,288	1,194	1,216	7.8%	5.9%
Mobile services	696	634	631	9.8%	10.2%
Mobile equipment sales	127	116	128	9.5%	(1.4)%
Fixed services	465	444	451	4.6%	3.1%
Other revenues	1	1	6	-	-
Poland	657	684	709	(3.9)%	(7.4)%
Mobile services	308	318	330	(3.1)%	(6.8)%
Mobile equipment sales	59	39	41	51.2%	45.7%
Fixed services	266	292	302	(8.6)%	(11.6)%
Other revenues	23	35	36	-	-
Belgium & Luxembourg	311	306	306	1.7%	1.7%
Mobile services	258	258	258	(0.1)%	(0.1)%
Mobile equipment sales	28	26	26	9.0%	9.0%
Fixed services	18	19	19	(7.2)%	(7.2)%
Other revenues	8	3	3	-	-
Central European countries	417	414	421	0.8%	(1.1)%
Mobile services	343	342	349	0.3%	(1.8)%
Mobile equipment sales	28	27	28	4.6%	2.6%
Fixed services	33	34	34	(2.8)%	(2.8)%
Other revenues	13	11	11	-	-
Intra-Europe eliminations	(3)	(1)	(1)	-	-
Africa & Middle East	1,371	1,338	1,304	2.5%	5.1%
Mobile services	1,135	1,097	1,063	3.5%	6.8%
Mobile equipment sales	17	21	17	(17.2)%	1.0%
Fixed services	192	198	201	(3.2)%	(4.6)%
Other revenues	26	22	22	-	-
Enterprise	1,567	1,556	1,577	0.7%	(0.6)%
Voice services	371	377	378	(1.5)%	(1.8)%
Data services	708	710	739	(0.3)%	(4.3)%
IT and integration services	488	469	459	4.1%	6.3%
International Carriers & Shared Services	456	479	486	(4.7)%	(6.1)%
International Carriers	386	406	406	(5.0)%	(5.0)%
Shared Services	70	73	80	(3.6)%	(11.9)%
Intra-Group eliminations	(510)	(527)	(528)	-	-
Group total	10,323	10,240	10,284	0.8%	0.4%

Additional income statement information

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

Nine months ended September 30
Revenues	30,401	30,258	0.5%
External purchases	(13,315)	(13,109)	1.6%
as % of revenues	43.8%	43.3%	0.5 pt.
of which:
Interconnection costs	(4,052)	(4,027)	0.6%
as % of revenues	13.3%	13.3%	0.0 pt.
Other network and IT expenses	(2,190)	(2,123)	3.2%
as % of revenues	7.2%	7.0%	0.2 pt.
Property, overheads, other expenses and capitalised costs	(2,298)	(2,323)	(1.1)%
as % of revenues	7.6%	7.7%	(0.1) pt.
Commercial expenses and content costs	(4,774)	(4,636)	3.0%
as % of revenues	15.7%	15.3%	0.4 pt.
Labour expenses	(6,240)	(6,330)	(1.4)%
as % of revenues	20.5%	20.9%	(0.4) pt.
Operating taxes and levies	(1,568)	(1,466)	6.9%
Other operating income and expenses	232	137

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

3rd quarter
Revenues	10,323	10,240	0.8%
External purchases	(4,497)	(4,440)	1.3%
as % of revenues	43.6%	43.4%	0.2 pt.
of which:
Interconnection costs	(1,364)	(1,363)	0.1%
as % of revenues	13.2%	13.3%	(0.1) pt.
Other network and IT expenses	(720)	(722)	(0.3)%
as % of revenues	7.0%	7.1%	(0.1) pt.
Property, overheads, other expenses and capitalised costs	(770)	(770)	(0.0)%
as % of revenues	7.5%	7.5%	(0.1) pt.
Commercial expenses and content costs	(1,642)	(1,585)	3.6%
as % of revenues	15.9%	15.5%	0.4 pt.
Labour expenses	(1,920)	(1,973)	(2.7)%
as % of revenues	18.6%	19.3%	(0.7) pt.
Operating taxes and levies	(350)	(321)	8.9%
Other operating income and expenses	42	33

2016 data	3rd quarter 2016			Nine months ended September 30, 2016
In millions of euros	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	10,323	-	10,323	30,401	-	30,401
External purchases	(4,497)	-	(4,497)	(13,315)	-	(13,315)
Other operating income	162	-	162	525	7	532
Other operating expense	(120)	(1)	(121)	(293)	(62)	(355)
Labour expenses	(1,920)	(36)	(1,957)	(6,240)	(121)	(6,361)
Operating taxes and levies	(350)	-	(350)	(1,568)	90	(1,478)
Gains (losses) on disposal	-	1	1	-	68	68
Restructuring costs	-	(10)	(10)	-	(350)	(350)
Significant litigation	(3)	3	-	37	(37)	-
Specific labour expenses	(34)	34	-	(114)	114	-
Review of the investments and business portfolio	1	(1)	-	68	(68)	-
Restructuring costs	(10)	10	-	(350)	350	-
Other specific items*	-	-	-	(8)	8	-

2015 data on a comparable basis	3rd quarter 2015			Nine months ended September 30, 2015
In millions of euros	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	10,240	-	10,240	30,258	-	30,258
External purchases	(4,440)	-	(4,440)	(13,109)	-	(13,109)
Other operating income	129	-	129	454	-	454
Other operating expense	(96)	-	(96)	(317)	(413)	(730)
Labour expenses	(1,973)	(40)	(2,013)	(6,330)	(148)	(6,477)
Operating taxes and levies	(321)	-	(321)	(1,466)	-	(1,466)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring costs	-	(48)	(49)	-	(93)	(94)
Significant litigation	-	-	-	(413)	413	-
Specific labour expenses	(40)	40	-	(148)	148	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring costs	(49)	49	-	(93)	93	-
Other specific items	-	-	-	-	-	-

2015 historical data	3rd quarter 2015			Nine months ended September 30, 2015
In millions of euros	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	10,284	-	10,284	29,841	-	29,841
External purchases	(4,452)	-	(4,452)	(12,838)	-	(12,838)
Other operating income	128	-	128	445	-	445
Other operating expense	(99)	-	(99)	(290)	(525)	(815)
Labour expenses	(1,987)	(40)	(2,026)	(6,350)	(148)	(6,497)
Operating taxes and levies	(313)	-	(313)	(1,457)	-	(1,457)
Gains (losses) on disposal	-	(1)	(1)	-	184	184
Restructuring costs	-	(49)	(49)	-	(83)	(83)
Significant litigation	-	-	-	(413)	413	-
Specific labour expenses	(40)	40	-	(148)	148	-
Review of the investments and business portfolio	(1)	1	-	73	(73)	-
Restructuring costs	(49)	49	-	(83)	83	-
Other specific items	-	-	-	-	-	-

* Transaction costs relating to negotiations with Bouygues Telecom

Third Quarter glossary

Key figures

Data on Comparable basis: In order to allow investors to track the changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the current period just ended and restating the previous period in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact and make it more readily understandable for investors. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period just ended as well as the average exchange rates used for the income statement for the period just ended. Orange believes that changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies. Orange’s management uses CAPEX in allocating resources, so as to measure the operating efficiency of the use of investments in each of its operating segments. Orange believes that this information is useful for investors for the same reasons and to better understand investment decisions that are made by Orange’s management. The reconciliation of CAPEX to investments in property, plant and equipment and intangible assets is set forth in the tables above.

Other Information

•  On June 14, 2016, Bouygues Telecom filed a complaint with the French Competition Authority for alleged concerted practices in connection with the national roaming agreement for 2G and 3G signed in March 2011 between Orange and Free, and its amendment dated June 15, 2016 extending this agreement until 2020. This agreement gives Free Mobile access to Orange’s network in the entire French territory. Bouygues Telecom has also applied for injunctive relief to terminate this agreement before the end of 2016 in all areas where Free Mobile has already rolled out its network and at the end of 2016 in all other areas. The decision of the French Competition Authority on the request for injunctive relief is expected at the beginning of 2017.

•  In September 2008 and December 2009, following a complaint filed by Telecom Egypt (TE), the Egyptian Telecoms Regulatory Authority (NTRA) issued two decrees imposing interconnection rates different from those set in the bilateral agreements between the TE and Orange Egypt. In June 2010, the Egyptian Administrative Courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the litigation opposing the parties. However, on June 21, 2016, the Administrative Court of Cairo ruled that the NTRA’s decrees were valid. In August 2016, Orange Egypt filed an appeal before the Administrative Court of the Egyptian State Council. Such appeal does not act as a stay of the judgment.

•  On September 2, 2016, Omea Telecom withdrew its claim before the Paris Commercial Court for damages allegedly suffered because of Orange’s on-net/off-net price discrimination practices sanctioned by the French Competition Authority on December 13, 2012. Omea Telecom claimed 90 million euros in damages. This withdrawal follows the acquisition of Omea Telecom by SFR, which was also fined by the Competition Authority, and it puts an end to the dispute.

•  On September 12, 2016, following the decision of the French Competition Authority of December 17, 2015, which fined Orange 350 million euros for having abusively restrained the development of competition on the B-to-B markets in France since 2000, BT brought an action against Orange before the Paris Commercial Court for damages allegedly suffered because of Orange’s practices on the B-to-B market for fixed-line services. BT provisionally assessed its losses at 150 million euros without, however, detailing its claims.

•  On October 4, 2016, Orange closed the acquisition of 65% of the capital of Groupama Banque following approval by regulatory and prudential authorities, both in France and Europe. Groupama Banque will be renamed Orange Bank as from January 2017. Orange Bank is part of the Orange Group’s Customer Experience and Mobile Banking function.

•  On October 13, 2016, Orange Egypt acquired for a period of 15 years a 4G license with 2 x 10 MHz of spectrum and a virtual fixed-line license for a total of 498 million US dollars. With this acquisition, Orange will be availed more spectrum and thus will be able to offer its customers a better quality of service than what was anticipated at June 30, 2016, while accepting terms and conditions also different from those anticipated at June 30, 2016, i.e. a price of 102 million US dollars higher and a full down payment in 2016 rather than spread over 3 years. Orange is committed to launch 4G services within 6 months and to cover 11% of the population within 1 year, 24% within 2 years and 70% within 10 years.

•  The judgment of the Paris Commercial Court on the action for damages brought by Digicel in connection with Orange’s practices in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana is expected on November 7, 2016. Digicel is claiming 594 million euros in damages.